GENER8 MARITIME, INC.

299 Park Avenue, 2nd Floor

New York, New York 10171

August 14, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Gener8 Maritime, Inc. has made disclosure pursuant to such provision in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, which was filed with the Securities and Exchange Commission on August 14, 2015.

Respectfully submitted,

By:	/s/ Leonard J. Vrondissis
Name: Leonard J. Vrondissis
Title: Executive Vice President and Chief Financial Officer